April 5, 2008

Dear Shareholder:

We are pleased to enclose the documents relating to the 2007 Annual and Special Meeting of Shareholders for Ur-Energy Inc. This is our third annual meeting since becoming public and we are excited to share our accomplishments from 2007 and plans for 2008 with you.

During 2007, Ur-Energy achieved a number of important milestones. The Corporation made significant advances towards the commencement of production on the Lost Creek project in Wyoming, strengthened its financial position, increased its engineering and production staff, added key personnel and expanded its project base. In January 2008, Ur-Energy filed a listing application with the American Stock Exchange. When this listing is finalized, we believe our shareholder base will expand significantly, especially in the United States.

Ur-Energy is continuing its focus on permitting and development of the Lost Creek project and anticipates that production will commence in late 2009. During 2008, our engineering department will also conduct engineering work to advance the permitting process on the Lost Soldier project in Wyoming. Our strategy in Wyoming is to develop additional resources from our existing properties through advanced exploration and to explore new projects from our extensive historical database. Our objective is to continually have projects entering the development pipeline so that we are bringing new projects into production.

Ur-Energy successfully completed an $82.7 million bought-deal financing in May 2007 and became debt-free in June with the payment of the New Frontiers obligation. This financing provides sufficient funds to take the Lost Creek project into production and has placed the Corporation in a financially secure position. Given the market turmoil that occurred in the latter half of the year we believe our financing was well timed. Given current market conditions, a trend toward consolidation in the uranium industry is likely and we believe the Corporation is well-positioned to take advantage of strategic opportunities as they arise.

Ur-Energy has assembled an experienced management team and work-force who are in a position to identify, acquire and cultivate strategic acquisitions. In 2007, we strengthened our team in key areas adding five geologists, two landmen, a Vice President of Mining & Engineering and three mining engineers. We also added key members to our corporate management, legal and administrative team.

In the United States, our current land portfolio includes: fourteen properties in Wyoming; two properties in South Dakota; and, one property in Arizona. In Canada, Ur-Energy has three properties in Northwest Territories and, one property in Nunavut. Ur-Energy also has two joint ventures in Wyoming covering its Bootheel and Buck Point properties, and the Hauber property. These joint ventures allow the exploration of these projects to advance while the Corporation focuses its attention on its other projects. In 2007, Ur-Energy increased its total land holdings by 51,000 acres (20,639 hectares).

During 2007, the Company drilled a total of 308 drill holes for a total of 210,626 feet (64,193 meters) as well as completing significant field mapping and sampling on projects in Canada and the United States. At its Lost Creek project in Wyoming, 255 drill holes comprising 156,422 feet (47,675 meters) were drilled to advance this project toward production. An additional 39 drill holes for 43,745 feet (13,300 meters) were drilled on exploration projects in the Great Divide Basin of Wyoming. Significant advances were made in developing a stronger framework for understanding how the structural and stratigraphic attributes of the Great Divide Basin apply to the Lost Creek deposit as well as other project areas within the Great Divide Basin. In Canada, a major field mapping and sampling program was completed on the Bugs project which defined potential drill targets for 2008.

The year 2007 brought significant growth and evolution to the Corporation, and we look forward to the opportunities and challenges that 2008 will bring as we continue to strengthen our position in the uranium industry and advance toward production. We sincerely appreciate our shareholders’ continued interest and support as we journey on the road of success!

Yours truly,

W. William Boberg	Jeffrey T. Klenda
President & CEO	Chairman of the Board